

November 16, 2011

Via E-mail
Sergejs Belkovs
President
Global Lines Inc.
16400 Collins Avenue, Unit 2142
Sunny Isles Beach, FL 33160

> **Re:** **Global Lines Inc.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2011**
> **File No. 333-177567**

Dear Mr. Belkovs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

2. An updated accountant's consent should be included as an exhibit in any amendments to the filing.

3. Please revise to disclose that you are a shell company or explain to us why you believe you are not a shell company.

Registration Statement Cover Page

Calculation of Registration Fee Table

4. It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please advise or revise your fee table accordingly.

Prospectus Summary, page 5

5. Please revise this section and the third risk factor on page 6 to include your cumulative losses from inception to the most recent practicable date. We also note that the amount of losses disclosed here ($504) differs from your disclosure on page 6 ($516). Please ensure that your disclosure of losses is consistent throughout the prospectus.

6. Please disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate.

7. We note you disclosure that you intend to provide "luxury transportation services." It appears that some services you intend to provide, such as sightseeing and elderly transportation services, do not fall into the category of luxury services. Please revise for consistency or advise.

Risk Factors, page 6

8. Please add a risk factor discussing the fact that your executive officers and director devote limited amount of time to your operations.

9. Please add a risk factor stating that your executive officers and director have no experience managing a public company or advise.

10. Please add a risk factor for the risk that since there is no minimum that purchasers take the risk that they might lose their entire investment if not enough money is raised to begin operations.

We are a development stage company, page 6

11. Please advise us what intangible property rights you are referencing in this risk factor. If necessary, please provide additional disclosure about your intangible property rights in the business section of your prospectus.

12. Please revise to include an estimate of "significant losses" you expect to incur.

Without the funding from this offering, page 6

    13. Please provide an estimate of additional financing you may require and disclose whether you have taken any steps to seek additional financing.

We have yet to earn revenue, page 6

    14. Please clarify what you mean by your statement that your future depends on your "future profitable operations from [your] acquisition development, and management of real and intangible property and the provision of expertise."

Use of Proceeds, page 9

    15. We note that you have included estimates of amounts to be spent on cars. Please clarify whether you intend to lease or purchase the cars. Please also clarify whether you plan to pay salaries to independent drivers and whether you also plan to hire employee drivers. Your disclosure on page 8 indicates that you will contract with independent drivers for the services you intend to provide.

Plan of Operation, page 11

    16. Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and your intended sources and uses of funds, providing quantified estimates of these amounts for each step.

    17. It appears that some expenses listed in this section are not included in the Use of Proceeds table on page 9. For example, we note your disclosure regarding purchasing membership from a local car wash and costs for web development.

    18. Here or in another suitable place summarize the agreement with Super Limousines and explain how it figures in your proposed plan of operations.

Buying more cars. Hiring Drivers, page 11

    19. We note your disclosure that you plan to purchase "additional cars." Please clarify how many cars you already own or revise your disclosure according. Additionally, please revise to state how many cars you intend to purchase. It appears that after four months of paying drivers a salary of 1,600 per month, you will have $12,600 left to spend on purchasing cars and your car cost estimate is $12,000 per car.

Liquidity and Capital Resources, page 12

20. Please revise the first paragraph to clarify whether the statement that the amount of the offering is likely to allow you to operate for at least one year refers to the maximum amount of the offering or some lesser amount. If the latter, please add a bolded statement in the summary that you will not have funds to last a year unless the full amount of the offering is raised.

Description of Business, page 14

General, page 14

21. We note that you have paid a deposit of $4,000 for one vehicle. If you owe $8,000 more on the vehicle, please list that obligation as a portion of the Use of Proceeds.

Government Regulation, page 15

22. Please summarize the material regulations, rules and directives of governmental authorities and agencies you reference in this section.

Directors, Executive Officers, Promoters and Control Persons, page 16

23. Please discuss specific experience, qualifications, attributes or skills of your director. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 17

Management Compensation, page 17

24. Please revise this section to disclose what you will consider to be "sufficient revenues" to begin compensating your officers and director.

Security Ownership of Certain Beneficial Owners and Management, page 18

25. Please revise to provide information about beneficial ownerships as of the most recent practicable date. In addition, provide percentage of beneficial ownership for directors and executive officers as a group. Refer to Item 403 of Regulation S-K.

Plan of Distribution, page 18

26. We note your disclosure in this section that the "price per share is fixed at $0.01 for the duration of this offering" and that the sales must be made "at a fixed price of $0.01 until a market develops for the stock." Please revise your disclosure for consistency or advise.

Description of Securities, page 19

General, page 19

27. Please revise your disclosure to include the number of shares issued and outstanding as of the most recent practicable date.

Common Stock, page 19

28. Please delete the legal conclusion that all of the outstanding shares of your common stock are "fully paid for and non-assessable" and that "all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable" or attribute the statement to counsel.

Item 17. Undertakings, page 13

29. Please revise the language of undertakings 1(b), 1(c) and 2 to follow the language set out in Items 512(a)(1)(ii), 512(a)(1)(iii) and 512(a)(2) of Regulation S-K, respectively.

Signatures, page 14

30. Please revise the language in the first and second paragraphs of your signatures section to comply with Form S-1 requirements.

31. Your Form S-1 must be signed by your controller or principal accounting officer in his or her individual capacity. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc (via e-mail): Kevin A. Polis, Esq.